Actuant


07086354


GLOBALLY


Actuant

EMPLOYEES/JOB SEEKERS

can find information about careers at Actuant including job postings, training and development opportunities and benefits at
www.actuant.com/careers

INVESTORS

can find complete information about Actuant including annual reports, earnings information, news releases and other filings at
www.actuant.com/investors

www.actuant.com

CUSTOMERS/SUPPLIERS

of any Actuant business can find information on products and services at
www.actuant.com/businesses

5-YEAR highlights[1]


Net Sales
03 04 05 06 07
$millions
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
Diluted Earnings Per Share Before Special Items[2]
03 04 05 06 07
$dollars
3.50
3.25
3.00
2.75
2.50
2.25
2.00
1.75
1.50
1.25
1.00
.75
Operating Profit
03 04 05 06 07
$millions
190
180
170
160
150
140
130
120
110
100
90
80
Free Cash Flow[2]
03 04 05 06 07
$millions
150
140
130
120
110
100
90
80
70
60
50
40

5-Year Stock Price Range


03
04
05
06
07
$dollars
70
65
60
55
50
45
40
35
30
25
20
15

[1] Fiscal year ended August 31, 2003-2007. Applicable figures do not reflect 2-for-1 stock split effective November 8, 2007.
[2] See page 20 for calculation of diluted earnings per share before special items and free cash flow.

SHAREHOLDERS letter

In 2007, Actuant delivered another year of record results. Sales increased 21% over 2006 to $1.5 billion. Diluted earnings per share (EPS), excluding special items, grew 20% and we added four quarters to the string of consecutive quarters with year-over-year EPS growth, bringing the total to 24 since the spin-off in fiscal 2000. We also completed our seventh consecutive year of cash flow in excess of net income, generating $148 million in free cash flow.

Dear Shareholders,

In addition to excellent financial results, Actuant successfully deployed $163 million of capital to complete five acquisitions. We now have over 500 employees in our China operations in that important growth market and broke ground on construction of a new facility in Taicang, China. We also maintained our disciplined focus on process improvement, completing LEAD (Lean Enterprise Across Disciplines) assessments at the business unit level and conducting hundreds of individual LEAD events.

Our growth is fueled by a strategic vision to double our size over the next five years. We intend to pursue this strategy by continuing to execute on our business model; targeting core growth in excess of GDP and supplementing this organic growth with $150 to $200 million annually in capital deployed in tuck–in acquisitions. We are exploring new business platforms and expect to add one or more to our four existing business segments in the future. We believe that successfully executing this vision will mean significant growth for Actuant and shareholders.

Attaining this goal will also require three things: leadership, robust employee engagement and aggressive business development.

In June, Mark Goldstein was named Chief Operating Officer, adding additional executive leadership at the corporate level. In addition, an expanded segment leadership structure was implemented reporting to Mark. Actuant remains a flat organization that pushes decision making to the lowest possible level. To achieve our aggressive growth targets, Mark will assume a larger role, especially relating to our company-wide LEAD and China growth initiatives. We believe that the Actuant business model, leadership structure and culture will allow us to add significant scale to our business without adding bureaucracy.

Growing Actuant also requires training and developing our human capital. Susan Korthase, Human Resources Leader who joined Actuant in August 2006, has expanded and broadened the focus of her team and helped Actuant train additional business and segment leaders. In 2007, we launched a new training initiative called General Management Intensive (GMI) which focuses on training high potential managers as business leaders.

Business development remains a priority as well. Ted Wozniak leads a team that continues to add capabilities and cross functional resources in order to accomplish our acquisition goals. Integration of acquisitions continues to be a significant focus for our management team and our proficiency in integrating them is becoming a core competency of Actuant.

$100 investment comparison

The graph below compares the cumulative 5-year total return of Actuant's common stock with the cumulative total returns of the S&P 500 Index and the Dow Jones US Diversified Industrials Index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes (with the reinvestment of all dividends) from the end of fiscal 2002 to August 31, 2007.



$320
2002
2003
2004
2005
2006
2007
26%
Compounded Annual
Growth Rate
Actuant
S&P
Dow
$176
$168
$100

Global Actuant

With this year's report, we focus on a "Global Actuant." Our global diversity is a critical advantage as we seek to deliver consistent future growth. This diversity protects Actuant from the ups and downs of individual markets, geographies or customers. It also allows us to participate in many areas of the world that are growing more rapidly than the United States. With new offices in Kazakhstan and Moscow and continued expansion in China, Actuant is participating in some of the fastest growing economies in the world.

Actuant is a leader in many niche markets and our ability to service global customers separates us from our competition. Perhaps the greatest advantage of our global organization is our diverse leadership team. Of the 80 Actuant locations around the world, virtually all are managed by local country nationals. This means we hire in-country management accustomed to the local and regional nuances and business practices.

Throughout this report, you will learn more about Actuant's global operations. Each of the Segment Profiles highlights one of the individual businesses within that segment which benefits from Actuant's global capabilities.

In Summary

In October 2007 we announced a two-for-one split of our stock effective in November. The split, our second in four years, recognizes Actuant's consistent growth in sales, earnings and cash flows. The figures included within this report do not reflect the split.

Kathleen Hempel, one of our long-term board members, will be retiring from the Board at the upcoming 2008 annual shareholder's meeting. Her departure is an opportunity to reflect on the remarkable growth and success of Actuant over the past seven years. From a highly leveraged $482 million company with 2,000 employees, Actuant today is a financially strong $1.5 billion company with more than 7,400 employees in 30 countries. Kathy, we thank you for your leadership during this significant period of growth.

I am tremendously proud of what Actuant has achieved. But I am most optimistic about the opportunities that are ahead of us. We will continue to focus on creating shareholder value by emphasizing both growth and above average return on invested capital. I want to thank our investors, customers, employees and suppliers for joining us on this growth journey.

Sincerely,

Robert C. Arzbaecher
Chairman and CEO

INDUSTRIAL

In 2007, our Industrial Segment generated sales of $427 million, a 31% increase over 2006, including 13% core growth. We provide high force hydraulic tools for use in end-market applications as diverse as positioning the roof on the Olympic Stadium in Beijing to lifting and positioning aircraft wings on today's largest aircraft prior to attachment. Our joint integrity product line provides safety critical maintenance and repair products and services to global oil and gas and power generation customers.

Wind turbine manufacturers as well as wind farm maintenance contractors rely on our products to ensure safe and reliable connections

Product Lines
- O 62% High Force Hydraulic Tools
- O 38% Joint Integrity



Geographic Sales
- O 40% North America
- O 40% Europe
- ● 20% Rest of World



Sales by End Markets
- O 40% Industrial
- O 30% Oil & Gas
- ● 10% Infrastructure
- O 10% Power Generation
- ● 5% Workholding
- ● 5% Other

While Enerpac has been a strong contributor to the Actuant portfolio for decades, the Joint Integrity product line was built more recently via a series of acquisitions. It is a great example of our acquisition strategy as well as our global diversification.

A torque wrench is where it all started. While Enerpac sold hydraulic torque wrenches, it was a small player. We identified oil and gas and power generation as growing markets where the torquing and tensioning of bolts was mission critical. This led us to acquire Hedley Purvis and Hydratight Sweeney, both United Kingdom based companies, in 2005. With these acquisitions, Actuant became a complete joint integrity solutions provider.

Subsequent acquisitions of D.L. Ricci, based in the U.S., and Injectaseal, based in Germany, extended the geographic reach as well as broadened the product and service portfolio to include machining and leak sealing. Together, these businesses are known today as Hydratight, and comprise our Joint Integrity product line. The central value Hydratight provides customers is reduced downtime and increased safety due to reliable connections.

Hydratight's breadth and depth of products and services is substantial. Our ability to develop integrity-related solutions enables us to work with the leading companies in our served industries. With more than 20 locations strategically positioned across five continents, including the U.S., Brazil, Singapore, United Kingdom, Saudi Arabia and a newly opened facility in Kazakhstan, Hydratight is truly a global enterprise.







For oil and gas, our competencies extend to both on and offshore facilities as well as topside and subsea. Hydratight products and services are used during the full life cycle of an installation, from construction to decommissioning. The maintenance cycle of the joints on rigs and pipelines is critical to both safety and uptime, and Hydratight provides an unparalleled package of products and services to execute these requirements.

Reliable connections are a necessity in the power generation industry as well. Whether bolting in place the reactor head at a nuclear power plant or holding the blades on a wind turbine, failure is not an option.

Globally, wind turbine capacity is growing in excess of 25% per year, and more than 45 governments around the world have enacted laws and regulations to support the growth of renewable energy sources like wind power.

Torque wrench sales through Enerpac distribution tripled since the 2005 acquisition of Hydratight, highlighting one of the revenue synergies associated with building out the joint integrity product line.

Hydratight provides cutting edge technology and service to assure safe and reliable connections for these "green" energy sources. Our technology is specified by leading wind turbine original equipment manufacturers globally including Gamesa, General Electric, Mitsubishi, Siemens and Vestas. We supply and support the full gamut of parties involved in the erection and maintenance of wind farms, including the OEMs, erection contractors and ongoing maintenance providers. Hydratight has been involved in key projects such as Horse Hollow, the largest wind farm in the U.S. (located in Texas), and North Hoyle, the United Kingdom's first major offshore installation.

Looking ahead, we will continue to augment Actuant's Industrial Segment with new products and services and expand its geographic reach to assist customers in meeting increasing global demands.

ELECTRICAL
Segment Profile

Actuant's Electrical Segment is a leader in branded electrical tools and consumables for the retail / Do-It-Yourself (DIY) channel as well as harsh environment applications in marine, medical and OEM markets. It also provides transformers for low voltage applications such as data center power quality. Revenues in the Electrical Segment increased 17% in 2007 to $506 million, reflecting the benefit of acquisitions as well as core growth of 3%, despite the soft North American retail and marine markets.



Product Lines
- O 32% European Electrical
- O 27% North American Electrical
- ● 23% Professional Electrical
- O 18% Specialty Electrical



Geographic Sales
- O 66% North America
- O 32% Europe
- ● 2% Rest of World



Sales by Channel
- O 40% Retail
- O 20% OEM Electrical
- ● 18% Wholesale Electrical
- O 12% Marine
- ● 10% Other

Let's take a look at one part of the Electrical Segment: retail electrical. Actuant's retail strength will drive global growth in this segment over the long term. Consider Gardner Bender. The Gardner Bender brand of electrical tools, voltage testers and wire management products has been a mainstay in the electrical aisle of leading retailers such as Ace Hardware, Home Depot, Lowe's, Menards and True Value for years. In addition to professional electricians, these products are used by "do-it-yourselfers" working on projects around the house such as installing a ceiling fan or wiring for surround sound systems.

Actuant holds several competitive advantages in the retail marketplace. First among them is global supply chain and logistics capability. The ability to source, assemble and distribute over 15,000 different products to more than 25,000 retail outlets, at greater than 98% fill rates, is critical to success at the retail level.

We share our expertise in category management with customers—offering retailers not only products but also valuable marketing information. We use their point of sale data, along with demographic data and consumer research to predict the best inventory mix. Providing this merchandising expertise stimulates sales for our customers by making decisions easier for end users.

Product innovation is an important differentiator in the electrical channel and a key ingredient to reinforcing the vitality of Actuant brands. An example is our award-winning Circuit Alert™ product family which combines into individual tools the safety and performance of non-contact voltage detection integrated within the most popular and frequently used tools for DIY electrical applications. The sensor provides both audible and visual indicators to clearly hear and see that voltage is present.

Boat builders rely on Actuant to provide the full range of electrical needs—instrument panels designed by BH Electronics encompassing Maxima gauges, Marinco ship/shore power cords and receptacles, Guest battery chargers and BEP's battery management systems. We are the boat builders "one stop shop."





We strive to provide customers with the same high level of products and services around the globe. We serve leading European retailers with our Kopp and Dresco branded electrical products. In 2007, we combined our North American and European electrical product lines under the direction of Ben Johansen. We believe this will strengthen and accelerate our category management and product innovation with the sharing of global best practices. At the same time, local leadership is attuned to the "voice of the customer," a critical element of our LEAD process, when making commercial decisions about products and marketing.

Actuant's Professional Electrical product line provides low voltage transformers for applications as diverse as data centers, communication equipment, marine trolling motors, industrial controls and landscape lighting.

We are positioning the Electrical Segment for long term profitable growth. The restructuring of our European electrical business, which will continue through calendar 2007, allows Actuant to better serve its electrical customers in the European market and provides increased focus on both category management and new product development. In addition, we will be better positioned to serve higher growth markets. We are also streamlining our manufacturing processes and locations, eliminating certain product lines and increasing the sourcing of high-volume, lower technology products from low-cost countries such as China to improve profitability.

Our global strengths in supply chain, product life cycle and category management along with our leading brands will help ensure Actuant's electrically-charged future.

ACTUATION SYSTEMS

We are the leader in position and motion control systems for niche-end markets such as convertible automobiles, recreational vehicles (RVs) and heavy duty trucks. Actuation Systems Segment revenues were $419 million in 2007, up approximately 9% from 2006, with 5% core growth. Gains in the RV, auto and cab tilt systems for trucks were partially offset by the impact of the North American truck pre-buy. Our strong relationships with global OEM customers solidly positions Actuant as their solutions provider, wherever they do business around the globe.



Product Lines
- O 44% Truck Actuation Systems
- O 30% Automotive Actuation Systems
- ● 26% RV Actuation Systems

While organic growth opportunities exist in all of our end markets, our Gits diesel engine emissions business holds a particularly bright spot as we look out over the next three to five years.

The Gits business was acquired as part of the Key Components acquisition in 2005. At that time, Gits was predominantly a North American business, with small operations in Thailand and China. Its primary products included waste gate actuators and exhaust gas recirculation (EGR) valves. These products are used by diesel engine and turbocharger manufacturers to improve engine performance (horsepower), increase fuel economy and reduce emissions.



Geographic Sales
- O 50% Europe
- O 45% North America
- ● 5% Rest of World



Sales by End Markets
- O 34% Truck Cab Tilt
- O 30% Convertible Autos
- ● 26% RV
- O 10% Diesel Emissions

Cleaner air is a global concern and has led governments worldwide to enact standards to cut harmful emissions. Gits has a growth strategy centered on assisting diesel engine and turbocharger OEMs to meet the increasingly stringent emissions standards with innovative, highly-engineered actuation and valve systems.

Gits' strength lies in its intimate customer focus coupled with a thorough knowledge of the workings of diesel engines and turbochargers. This combination has allowed Gits a "seat at the table" with design engineers at the premier engine and turbocharger manufacturers around the globe.

New product launches in 2007 include keyless remote actuation of lift gates on popular SUVs, crossovers and wagons utilizing our hydraulic systems.





Creating solutions that work consistently in the hostile environment of a diesel engine is a major challenge. But Gits' demonstrated expertise in current and emerging materials as well as their knowledge of the full range of actuation technologies (electronic, pneumatic and hydraulic) has allowed them to excel.

Collaboration at this level has positioned Gits as a leading provider of air flow management solutions. Its product portfolio has expanded to include, among others, EGR cooler bypass valves and series sequential turbocharger control valves. These innovative technologies, complementing the combustion cycle of the engine, will be among the most impactful in the range of multiple solutions that will be implemented by engine manufacturers to meet the emissions standards.



Actuant's R&D investment in Gits technology reflects our dedication to helping customers develop products that meet or exceed local clean air standards.

Under the Actuant umbrella, Gits has expanded its relationship with diesel engine manufacturers outside of North America, leveraging the strong ties Actuant's Power Packer business has with European and Asian truck OEMs. Diesel engine and turbocharger market growth in these regions is robust, and Gits is well positioned to leverage its developing global supply chain, engineering talent and manufacturing base in order to support customer programs.

Like all Actuant businesses, Gits leverages its nimble, entrepreneurial business model with the benefits of a global organization and resources as it *drives to lead* in its market.

ENGINEERED PRODUCTS

Segment Profile

Our Engineered Products Segment provides niche-end markets with highly engineered solutions and technologies. Our products include harsh-environment electronic controls and instrumentation, container hardware, aerospace batteries and high voltage utility switch products. Sales reached $107 million in 2007, 85% higher than last year, including 8% core growth. The segment benefited significantly from the acquisition of Maxima Technologies in December 2006. In addition to Maxima, this segment includes Acme Aerospace, Nielsen Sessions, Milwaukee Cylinder and Turner Electric.



STEWART WARNER



End Markets
- O 50% Electronic Controls
- O 20% Electric Utilities
- ● 15% Aerospace Batteries
- O 15% Hardware



Geographic Sales
- O 85% North America
- O 15% Europe



The acquisition of Maxima Technologies provides a great example of not only our acquisition strategy, but also how Actuant can make good businesses better.

Maxima is an electronic controls company specializing in custom engineered and standard instrumentation, controls, components and systems for severe duty applications. The company serves a diverse array of end-user markets including marine, agricultural, construction equipment, industrial, specialty vehicle and automotive aftermarket. Maxima's well known brand names include Datcon, Stewart Warner and AST. Its operations are U.S. based with a presence in Mexico and Spain.

In the mid 1990s, Maxima embarked on a significant transformation, converting its products from analog to digital technologies. It developed expertise in the underlying electronics which provided a distinct competitive advantage. The conversion strengthened Maxima's customer relationships and its reputation as both a technology and innovation leader.

As a high-tech controls company, Maxima was already on an accelerated growth path and was not looking to be acquired. It did recognize, however, that its global customer base desired a supplier that could provide the same quality products anywhere in the world—yet Maxima did not have the footprint to execute this.

Actuant identified Maxima as an acquisition target through the business development process. We wanted to acquire a strong

Maxima's custom designed harsh-environment instrumentation and clusters are used by the top agriculture and construction equipment manufacturers around the globe.





electronic controls company with deep engineering talent in order to "in-source" this important competency for our RV and auto businesses. In addition, synergies existed from a revenue standpoint with our Specialty Electrical product line offering to the marine market, where Actuant can now provide a complete OEM solution for a boat's electrical infrastructure including the instrument cluster and gauges.

The process of integrating Maxima into the Company illustrates a key Actuant competency. Actuant's AIM process, which utilizes a team approach and combines members from both Actuant and Maxima, worked well with Maxima's cooperative culture and matrix management style. Throughout the integration process, best practices were shared. For example, Actuant gained insight into Maxima's successful application of Six Sigma.

"Our companies fit together culturally, which was very important to both Maxima and Actuant."



Oddie Leopando,
Maxima Business Leader

Oddie Leopando, Maxima's leader, credits Actuant's successful global business model as a significant reason for the partnership. With facilities in Spain and Mexico, Maxima has been a multi-regional business for some time. Maxima's existing major global customers such as Caterpillar, Agco and CNH expect their supplier partners to support their growth, no matter where in the world the OEMs plants are located. In addition, a significant component of Maxima's future growth plans focus on infrastructure development around the globe, including China. Actuant's global presence, notably in China, is helping accelerate Maxima's organic growth.

Maxima's technology, successful implementation of LEAD, attractive end markets and global growth prospects position the company for breakthrough growth in the future.

ACTUANT— MORE THAN A NAME

culture, leadership


organizational
DNA
organisatie
DNA
организационная
ДНК
組織
DNA

What value do we gain in bringing such diverse businesses together under the Actuant umbrella? Put simply, Actuant's goal is continuous improvement—making good businesses better. We combine the best characteristics of smaller companies, such as entrepreneurial spirit, customer intimacy and speed with the benefits of a larger organization. Actuant can provide access to growth capital and establish efficient global processes to sustain competitive advantage.

It starts with a common set of values. Around the globe, Actuant employees adhere to the same core values—values that translate through the various languages and cultures in which we do business. These include integrity, growth, teamwork, continuous improvement, execution and customer focus. This year, Actuant published its core values in a document that was translated into multiple languages and shared with employees around the world. These values are the consistent threads that run between our companies worldwide, reinforcing a common focus on performance. They comprise our way of working and interacting with customers, suppliers, shareholders and each other. We call this "Actuant's Organizational DNA."

"We maintain the entrepreneurial spirit of each Actuant company, yet put in place disciplined processes to create competitive advantage."



Mark Goldstein,
Chief Operating Officer

In addition to these values, Actuant's organizational structure is continuously evolving to position the Company for future growth. A good example of this is the appointment of Mark Goldstein to the newly created Chief Operating Officer position. Mark will focus on leveraging synergies among our businesses, maximizing their contribution to the company's results and identifying and developing profitable organic and acquisition growth opportunities.

people and business development





One of Mark's first initiatives is the creation of a LEAD Office. Actuant's LEAD Office embeds LEAD into the culture with a global focus on continuous improvement and the elimination of waste. As a global "center of excellence,"


ACTUANT
LEAD
PROCESS
LEAN ENTERPRISE ACROSS DISCIPLINES

the LEAD Office is staffed by full-time experts in combination with rotating assignments for high potential leaders. The LEAD Office formation will further solidify LEAD as a key Actuant business process.

At the heart of the LEAD Office are four focus areas:

1 Supply Chain
Develop suppliers, identify low-cost country sources and leverage commodity spending, all with a focus on product quality, cost and delivery.

2 LEAD Training and Tools
Mentor and train employees, facilitate LEAD events such as Value Stream Mapping and share best practices.

3 Project Management
Develop and share project management tools and skills across Actuant, supporting the execution of major projects worldwide, such as opening or moving facilities.

4 Operational Support
Assist in strategy development, solve service issues using LEAD tools and identify the root causes of problems.

At Actuant, LEAD is a unifier that pulls all of our businesses together. It is a common language, shared among our businesses, that improves execution and performance.

An essential focus area of our LEAD Office is supply chain. Increasingly, our focus has turned to low-cost country manufacturing and sourcing. Specifically, Actuant has strategically focused on the opportunities available in China. Actuant has hundreds of employees in China, driving product sourcing as well as assembly, sales and distribution for Actuant companies. In 2008, Actuant will complete construction of a new facility in Taicang, northwest of Shanghai. We expect this physical expansion will accelerate sales, manufacturing and sourcing activity for all Actuant businesses—from one location.

Our global approach to human capital fosters organizational collaboration and teamwork. Our recruitment, training and management development activities reach across Actuant. Employment opportunities are shared, creating career plans with significant global potential for Actuant employees.

Employee development includes several levels of tailored training. Actuant identifies high potential managers and leaders and customizes training programs to suit their needs. In addition, Actuant launched General Management Intensive (GMI) training in 2007, a focused general management development program to prepare high potential leaders to run businesses. GMI will help build the bench strength necessary to support our growth plans.

Our ongoing acquisition initiatives are another example of the leverage gained by our businesses under the Actuant umbrella. Business leaders are charged with developing acquisition plans that focus on how they can better serve their markets. In addition, we leverage a central Actuant business development team whose broader focus is on how we can enhance the Actuant portfolio and leverage the business model.

The 2007 acquisition of T.T. Fijnmechanica B.F. (TTF) illustrates how our acquisition strategy works. As we add capabilities to the Actuant family, we seek to fill the "white space" between our businesses. Prior to the acquisition, Enerpac had the capability to provide lifting technology for major global infrastructure construction projects. Precision Sure-Lock, acquired in 2006, augmented Enerpac with concrete tensioning products

Infrastructure Opportunities

Commercial:
- Vertical Form Travelers
- Foundation Repair
- Pile Driving
- Lifting
- Securing

Stadium Roof Movement

Facility Relocation

Foundation Repair

Concrete
- Forming
- Rebar Cutting
- Strand Jacking



for both commercial and residential construction applications. Enter TTF, a European based supplier of products and services used in bridge building, infrastructure and heavy lifting systems. TTF's strong presence in Europe complemented Precision Sure-Lock's North American focus. Together, Enerpac, Precision Sure-Lock and TTF help Actuant become a significant global provider of complete lifting and tensioning solutions for our construction customers worldwide.

Much of our acquisition success is attributable to AIM (Acquisition Integration Model). We've completed nearly 20 acquisitions in the 7 years since the spin-off, and in the process, have had more than 200 employees around the globe participate in integration teams. Integration teams use the AIM process to specifically identify and drive value in sales, marketing and operations while other teams integrate the acquired company into Actuant's financial and human resource systems. Most acquired companies are attracted to our ability to accelerate their move along the globalization journey by leveraging our established global capabilities. We focus on enhancing acquired companies with tools and processes we've used effectively across Actuant, including LEAD and with our global distribution, sourcing and manufacturing skills.

In summary, Actuant allows a unique and expanding set of businesses to operate entrepreneurially for their customers, while using specific processes, best practices and global resources to drive value improvement for Actuant shareholders. That's Actuant's DNA.



Much of Actuant's acquisition success, like the recent European-based T.T. Fijnmechanica, is attributable to AIM.


ACTUANT
AIM
PROCESS
Acquisition Integration Model



Residential:
- Post-tensioning
- Foundation Repair

Synch Hoist

Rail Alignment

Water Dam/Gating

Bridge Maintenance

Bridge Launching

The effectiveness of our business model is again evident in our financial performance, where strong cash conversion continues to be the hallmark. Actuant generated $148 million of free cash flow in fiscal 2007, reinvesting that cash to acquire five businesses. We generated record sales and earnings, completing our sixth consecutive year of earnings growth above 15%. Sales totaled $1.46 billion, an increase of 21% over the prior year, 6% of which was core growth. EBITDA margins continued to expand, and our diluted earnings per share, excluding special items, reached $3.47, a 20% improvement over 2006.

"Our exceptional 2007 cash flow was the result of strong earnings as well as solid working capital improvements."



Andy Lampereur,
Chief Financial Officer

The Actuant Business Model

We highlight our business model often and continue to believe that both the past and future success of Actuant is the result of the execution of this sustainable growth model.

The diversity of our businesses—geographic, end markets, customers, products—coupled with our niche market focus are important to our business model and contributed to record performance in fiscal 2007.


ACTUANT BUSINESS MODEL
SALES
RETURNS
CORE INTERNAL GROWTH
ACQUISITIONS
INCREMENTAL EARNINGS GROWTH
EPS GROWTH
RETURN ON INVESTED CAPITAL
EMPLOYEE DEVELOPMENT & TRAINING
ACTUANT AIM PROCESS
ACTUANT LEAD PROCESS
REINVEST
FREE CASH FLOW
REDUCE DEBT

Fiscal 2007 Financial Performance



Sales by Segment
- ○ 35% Electrical
- ○ 29% Industrial
- ● 29% Actuation Systems
- ○ 7% Engineered Products



Geographic Sales
- ○ 54% Americas
- ○ 39% Europe
- ● 7% Asia

Sales

Fiscal 2007 sales totaled $1.46 billion, up 21% from 2006.

- Core growth represented 6% of the increase, with all segments contributing to the improvement. A combination of strong end market demand, market share gains and price increases were the primary drivers. Weakness in North American Electrical, as well as the impact of the North American heavy-duty truck pre-buy, dampened the core growth rate.
- Business acquisitions (in 2007 and carryover from 2006) contributed 11 percentage points of the sales growth.
- The translation impact of the weaker U.S. dollar accounted for the remaining 4% growth in sales.

EBITDA

Consolidated EBITDA before special items increased 22%, to $226 million.

- Margin improvements generated from our Asian sourcing efforts, LEAD processes and acquisition synergies were somewhat offset by unfavorable business and product mix.
- During fiscal 2007, we recorded approximately $5 million of costs associated with European Electrical restructuring actions; reducing headcount, facilities and product lines to increase profitability. We are midway through our restructuring efforts and expect to be completed by the end of second quarter of fiscal 2008.

Earnings

2007 represented our seventh consecutive year of earnings growth and we expect to continue to build on this track record.

- Fiscal 2007 earnings totaled $108 million, before special items, a 21% increase compared to 2006.
- Diluted earnings per share were $3.47, 20% higher than the $2.90 we earned in 2006 (both before special items).

Cash Flow / Financial Position

Our focus on Return on Invested Capital (ROIC) drove another year of solid cash flow generation. For the seventh consecutive year, our cash flow conversion was at least 100%.

- Total free cash flow was a record $148 million representing a 137% conversion of net income for the year.
- Working capital management was a key contributor to the strong cash flow, with a nice reduction in the level of working capital invested in the business as a percent of sales.
- Net debt at fiscal year-end totaled approximately $475 million, representing 2.0X net debt/EBITDA leverage, (including a full year of earnings for businesses acquired in the past twelve months), at the low end of our 2.0-3.0x leverage comfort zone.

Acquisitions / Capital Deployment

During fiscal 2007, we deployed $163 million of capital to acquire five tuck-in businesses:

— **Maxima Technologies**
— **Veha**
— **Injectaseal**
— **TTF**
— **BH Electronics**

- Combined, these companies generate approximately $120 million in annualized revenue and provide complementary products, markets or competencies that strengthen our existing businesses.

Net Sales


03 04 05 06 07
$millions
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400

EBITDA Margin


03 04 05 06 07
percent
17.0
16.5
16.0
15.5
15.0
14.5
14.0
13.5
13.0
12.5
12.0
11.5

Cash Flow from Operating Activities as a % of Sales


03 04 05 06 07
percent
14.0
13.0
12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0

Free Cash Flow Conversion


03 04 05 06 07
percent
155
150
145
140
135
130
125
120
115
110
105
100

Total Assets
(at fiscal year-end)


03 04 05 06 07
$millions
1,800
1,650
1,500
1,350
1,200
1,050
900
750
600
450
300
150

Market Capitalization[1]
(at fiscal year-end)


03 04 05 06 07
$millions
1,800
1,650
1,500
1,350
1,200
1,050
900
750
600
450
300
150

(1) *Actual shares outstanding at year-end stock price*

Shareholder's Equity
(at fiscal year-end)


03 04 05 06 07
$millions
500
450
400
350
300
250
200
150
100
50
0
-50

Capital Expenditures

03 04 05 06 07
$millions
32
30
28
26
24
22
20
18
16
14
12
10

Summary Financial Data

(US$ in millions, except per share amounts)

Operating Results—Fiscal Year Ended August 31,		**2005**		**2006**		**2007**
Net sales	$	976	$	1,201	$	1,459
Gross profit		316		405		484
Gross profit %		32.4%		33.7%		33.2%
Operating expenses[1]		194		251		299
Operating profit		122		154		185
Operating profit %		12.5%		12.8%		12.7%
Financing costs		17		26		33
Net Earnings		71		93		105
Net Earnings %		7.3%		7.7%		7.2%
Diluted earnings per share[2]		2.42		3.01		3.38
Financial Position at End of Fiscal Year						
Accounts receivable	$	131	$	171	$	195
Inventories		136		166		198
Property, plant and equipment, net		84		95		123
Goodwill and intangible assets		603		716		860
Total assets		996		1,213		1,501
Trade accounts payable		90		122		153
Net debt[3]		432		455		475
Shareholders equity		245		363		500
Actual shares outstanding (000s)		27,047		27,295		27,674
Other Information						
Dividends declared per share	$	0.08	$	0.08	$	0.08
Capital expenditures		15		20		31
Depreciation and amortization		22		28		36
Non-cash equity based compensation expense		4		5		5
Year-end market capitalization[4]		1,147		1,231		1,688

[1] Selling, administrative and engineering expenses, amortization of intangible assets and restructuring charges.

[2] Diluted earnings per share includes the impact of refinancing/debt extinguishment charges, restructuring charges, and tax adjustments. Excluding these items, diluted earnings per share for fiscal 2005, 2006, and 2007 were $2.40, $2.90, and $3.47 per diluted share, respectively. See page 20 for reconciliations.

[3] Net debt equals short term borrowings, long term debt including current portion, less cash and cash equivalents.

[4] Market capitalization equals actual shares outstanding x stock price.

Reconciliation of GAAP Measures to Non-GAAP Measures

(US$ in millions, except per share amounts)

Free Cash Flow	2003	2004	2005	2006	2007
Cash provided by continuing operations (GAAP measure)	$ 49	$ 48	$ 97	$ 122	$ 177
Capital expenditures	(13)	(11)	(15)	(20)	(31)
Cash outflows related to previously divested businesses	7	—	16	—	—
(Proceeds from) payments to A/R securitization program	1	2	(19)	(6)	(6)
Proceeds from sale of property, plant & equipment	1	15	4	2	4
Stock option exercises, employee stock purchase plan and other	2	2	2	4	4
Free cash flow (non-GAAP measure)	$ 47	$ 56	$ 85	$ 102	$ 148
Earnings Before Special Items					
Net earnings (GAAP measure)	$ 29	$ 24	$ 71	$ 93	$ 105
Debt extinguishment costs, net of tax	1	25	—	—	—
Litigation matters related to previously divested businesses	4	—	—	—	—
Tax gains	—	—	(1)	(8)	(2)
Restructuring charge, net of tax	—	—	—	4	5
Earnings before special items (non-GAAP measure)	$ 34	$ 49	$ 70	$ 89	$ 108
EBITDA Before Special Items					
Net earnings (GAAP measure)	$ 29	$ 24	$ 71	$ 93	$ 105
Net financing costs	22	13	17	26	33
Income tax expense	16	15	35	33	47
Depreciation and amortization	15	17	22	28	36
Debt extinguishment costs	2	37	—	—	—
Restructuring charge	—	—	—	5	5
Litigation matters related to previously divested businesses	6	—	—	—	—
EBITDA before special items (non-GAAP measure)	$ 90	$ 106	$ 145	$ 185	$ 226
Free Cash Flow Conversion					
Free cash flow—per above	$ 47	$ 56	$ 85	$ 102	$ 148
Earnings before special items—per above	34	49	70	89	108
Free cash flow as a percentage of earnings before special items (non-GAAP measure)	138%	114%	121%	115%	137%
Diluted Earnings Per Share Before Special Items					
Net earnings (GAAP measure)	$ 1.18	$ 0.93	$ 2.42	$ 3.01	$ 3.38
Debt extinguishment costs, net of tax	0.05	0.91	—	—	—
Litigation matters related to previously divested businesses	0.18	—	—	—	—
Restructuring charge, net of tax	—	—	—	0.14	0.14
Tax gains	—	—	(0.02)	(0.25)	(0.05)
Total (non-GAAP measure)	$ 1.41	$ 1.84	$ 2.40	$ 2.90	$ 3.47
Year-over-year growth	18%	30%	30%	21%	20%
Net Debt/EBITDA Leverage					
Net debt at August 31, 2007 (1)					$ 475
2007 pro-forma EBITDA (2)					236
Net debt/EBITDA leverage (non-GAAP measure)					2.0x

(1) Net debt at August 31, 2007 equals total debt (short term borrowings and long term debt, including current portion) of $562 million less cash and cash equivalents of $87 million.

(2) Pro-forma EBITDA before special items (above) is adjusted to include the EBITDA of Maxima, Veha, Injectaseal, TTF and BH Electronics for the period from September 1, 2006 until their respective acquisitions by the Company. In this EBITDA calculation, we are including the full 12-month EBITDA for businesses acquired in 2007 since the net debt used in the Net Debt/EBITDA Leverage calculation includes the debt used to fund these 2007 acquisitions. The total 2007 EBITDA for these five businesses that is not included in our 2007 results is approximately $10 million, and was added to the $226 million of EBITDA before special items actually earned by the Company.

Actuant has presented non-GAAP measures such as free cash flow, EBITDA, free cash flow conversion, earnings before special items, diluted earnings per share before special items, and net debt/EBITDA leverage because many of our investors and lenders use these non-GAAP measures as a measure of the company's ability to incur and service debt, and for metrics in valuing our Company. Therefore, they are being presented as a convenience to them. These non-GAAP measures should not be considered as an alternative to GAAP measures as an indicator of the company's operating performance, however, this presentation is important to investors for understanding the results of Actuant.

CORPORATE information

Exchange
New York Stock Exchange
Ticker Symbol ATU

Transfer Agent
National City Bank
Shareholder Services Operations
P.O. Box 92301
Cleveland, OH 44193-0900
800 622 6757 phone
216 257 8508 fax

Legal Counsel
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, IL 60606

Independent Accountants
PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Milwaukee, WI 53202

Website
www.actuant.com

Board of Directors

	Committee		
	Audit	Compensation	Governance
Independent			
Thomas J. Fischer	Chair		
William K. Hall, Lead Director	●	Chair	
Kathleen J. Hempel	●		Chair
Robert A. Peterson	●	●	
William P. Sovey		●	●
Dennis K. Williams		●	●
Larry D. Yost		●	●
Insiders			
Robert C. Arzbaecher			
Gustav H.P. Boel			

Leadership

	Executive Council	Leadership Team
Corporate		
	Bob Arzbaecher, CEO	Susan Korthase, Human Resources
	Guus Boel, EVP	Ted Wozniak, Corporate Development
	Andy Lampereur, CFO	
	Mark Goldstein, COO	
Businesses		
	Bill Blackmore, EVP	George Bowman, Enerpac
	Actuation Systems and	Jan de Koning, European Electrical
	Engineered Products	Benjamin Johansen, Global DIY
	Brian Kobylinski, EVP	Oddie Leopando, Maxima
	Industrial	Daryl Lilly, Gits
		Phil Maxted, Hydratight
		Tim McDonnell, Specialty Electrical
		Marty Palmer, Recreational Vehicle
		N. Ranga Ranganathan, Elliott
		Monte Roach, Professional Electrical
		Jan Smit, Power-Packer
		Jian Xie, China

Actuant has filed with the Securities and Exchange Commission certificates of its Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosures. These certificates are included as Exhibits to Actuant's Form 10-K for the 2007 fiscal year. Actuant's Chief Executive Officer has also submitted to the New York Stock Exchange a certification to the effect that he is not aware of any violation by the Company of the Exchange's corporate governance listing standards.



www.actuant.com

13000 West Silver Spring Drive
Butler, WI 53007
262 373 7400



END